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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           IONIC FUEL TECHNOLOGY, INC.
                                (Name of Issuer)
                                  COMMON STOCK
                         (Title of Class of Securities)
                                   4622-11-103
                                 (CUSIP Number)
                                   MAY 8, 2001
            (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13G
                              CUSIP No. 4622-11-103

       1.   Names of Reporting Persons.
                FRANK J. HOLLENDONER
                I.R.S. Identification Nos. of above persons (entities only).

       2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                        (a)  [  ]       (b)  [  ]

       3.   SEC USE ONLY

       4.   Citizenship or Place of Organization
                UNITED STATES

       Number of           5.    Sole Voting Power
       Shares                                                     2,670,000
       Beneficially
       Owned by            6.    Shared Voting Power
       Each Reporting                                             -0-
       Person With:
                           7.    Sole Dispositive Power
                                                                  2,670,000

                           8.    Shared Dispositive Power
                                                                  -0-

       9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                2,670,000

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

       11.  Percent of Class Represented by Amount in Row (9)
                11.4%

       12.  Type of Reporting Person
                IN

Item 1.
       (a)  Name of Issuer
                IONIC FUEL TECHNOLOGY, INC.

       (b)  Address of Issuer's Principal Executive Offices
                300 DELAWARE AVENUE, SUITE 1704
                WILMINGTON, DELAWARE


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Item 2.
       (a)  Name of Person Filing
                FRANK J. HOLLENDONER
       (b) Address of Principal Business Office or, if none, Residence 30 ECCLESTON SQUARE
                LONDON, ENGLAND
       (c)   Citizenship
                UNITED STATES
       (d)   Title of Class of Securities
                COMMON STOCK
       (e)   CUSIP Number
                4622-11-103

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
              (a) [  ]  Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o).
              (b) [  ]  Bank as defined in section 3(a)(6) of the Act
                        (15 U.S.C. 78c).
              (c) [  ]  Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).
              (d) [  ]  Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C 80a-8).
              (e) [  ]  An investment adviser in accordance with
                        Section 240.13d-1(b)(1)(ii)(E);
              (f) [  ]  An employee benefit plan or endowment fund in
                        accordance with Section 240.13d-1(b)(1)(ii)(F);
              (g) [  ]  A parent holding company or control person in
                        accordance with Section 240.13d-1(b)(1)(ii)(G);
              (h) [  ]  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
              (i) [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
              (j) [  ]  Group, in accordance with Section
                        240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a)   Amount beneficially owned:
                  2,670,000
         (b)   Percent of class:
                  11.4%
         (c)   Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote
                      2,670,000
              (ii)  Shared power to vote or to direct the vote
                      0
              (iii) Sole power to dispose or to direct the disposition of
                      2,670,000
              (iv)  Shared power to dispose or to direct the disposition of
                      0



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Item 5.   Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
          Instruction: Dissolution of a group requires a response to this item.
              N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
              N/A

Item 8.   Identification and Classification of Members of the Group
              N/A

Item 9.   Notice of Dissolution of Group
              N/A

Item 10.  Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:  AUGUST  10, 2001


                                             By: /s/  Frank J. Hollendoner
                                                 ----------------------------
                                                 FRANK J. HOLLENDONER



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